Exhibit 99.1

ASML Expects Some Delay in Deliveries During Start of 2019 Due to Fire at Supplier

VELDHOVEN, The Netherlands, 3 December 2018—ASML Holding N.V. (ASML) expects some delay in deliveries during the start of 2019, due to a fire at one of its suppliers of electronics components and modules. The fire at a company named Prodrive occurred on Saturday morning and destroyed part of the supplier’s production capacity and some inventories.

ASML is supporting Prodrive to restart production. In addition, ASML is actively working with its network of other suppliers to secure alternative sources of components and materials.

ASML expects no change in its 2018 planned shipments. It will take several weeks for ASML to complete a detailed assessment of the impact.

“Fortunately, no persons were injured in this incident. We wish the management and employees of Prodrive all the best with their recovery process and will support them where we can,” said ASML Chief Executive Officer and President Peter Wennink.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 22,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward-Looking Statements

This press release contains forward looking statements, which you can generally identify by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “targets”, “commits to secure” and variations of these words or comparable words. The forward looking statements contained herein include statements relating to the fire at a supplier and expected consequences, ASML’s assessment of the impact of this event on expected shipments, the expected time to complete a detailed assessment of the impact of the event and ASML’s expectation of no change in 2018 planned shipments. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, the ultimate impact of the fire on the supplier and consequently ASML and its customers, ASML’s ability to procure affected components and materials from the supplier or an alternative supplier and the timing thereof, the risk of a delay in shipments and the impact of any delay on ASML’s business and results of operation and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.